UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                         SCHEDULE 13D (AMENDMENT NO. 1)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         WESTERN POWER & EQUIPMENT CORP.
                         -------------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                    959221102
                                 (CUSIP Number)

                             Jay M. Kaplowitz, Esq.
                c/o Gersten Savage, Kaplowitz, Wolf & Marcus, LLP
                         101 East 52nd Street, New York,
                                 (212) 752-9700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   May 1, 2003
                                   -----------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ] NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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
-----------------------                                     --------------------
CUSIP No.__ 761265-10-7                13D
--------------------------------------------------------------------------------
1           Name of Reporting Person

            The Rubin Family Irrevocable Stock Trust

            I.R.S. Identification No. of Above Person

            FEID # 11-6502564

----------- --------------------------------------------------------------------
2           Check the Appropriate Box if a Member of a Group          (a)  [ ]
                                                                      (b)  [ ]

----------- --------------------------------------------------------------------
3           SEC Use Only

----------- --------------------------------------------------------------------
4           Source of Funds

            PF
----------- --------------------------------------------------------------------
5 Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
6           Citizenship or Place of Organization
            New York

----------- --------------------------------------------------------------------
                      7             Sole Voting Power

                                    3,369,419 shares beneficially owned in the
                                    aggregate
                      ------------- --------------------------------------------
     Number of        8             Shared Voting Power
    Shares Owned
      By Each                       0
     Reporting        ------------- --------------------------------------------
    Person With       9             Sole Dispositive Power

                                    3,369,419 shares beneficially owned in the
                                    aggregate
                      ------------- --------------------------------------------
                      10            Shared Dispositive Power

                                    0
------------ -------------------------------------------------------------------
11           Aggregate Amount Beneficially Owned by Each Reporting Person

             3,369,419
------------ -------------------------------------------------------------------
12           Check Box if the Aggregate Amount in Row (11) Excludes Certain
             Shares [ ]

------------ -------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             33.34%
------------ -------------------------------------------------------------------
14           Type of Reporting Person

             OO
--------------------------------------------------------------------------------

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

Item 1. Security and Issuer.
        -------------------

     This Amendment No.1 to Schedule 13D (the "Statement") amends the Schedule 13D filed on July 1, 2002 (the "Original 13D") with respect to the common stock, par value $.01 per share (the "Common Stock"), $0.01 par value per share of Western Power & Equipment Corporation (the "Company") a Delaware corporation, with its principal executive offices at 6407-B NE 117th Avenue , Vancouver, Washington 98662.

Item 2. Identity and Background.
        -----------------------

     This Statement is being filed by The Rubin Family Irrevocable Stock Trust, whose address is 18 Pine Tree Drive, Great Neck, NY 11024 c/o Robert Schulman, Trustee. The Rubin Family Irrevocable Stock Trust is an irrevocable trust formed under the laws of the State of New York in November 1997.

     During the last five years, to the best knowledge of the Reporting Person, neither the Reporting Person nor any controlling person of the Reporting Person has (i) been convicted in a criminal proceeding, or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

     On May 1, 2003, the Reporting Person agreed to convert a loan made by it to the Company in the amount of $73,500 in exchange for 2,769,419 shares of the Company's common stock.

Item 4. Purpose of Transaction.
        ----------------------

     The purpose of the transaction was to convert debt to equity in an effort to improve the Company's balance sheet.

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

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

     Prior to the Date of the Event, The Rubin Family Irrevocable Stock Trust owned 600,000 shares of the Company's common stock. On May 1, 2003, The Rubin Family Irrevocable Stock Trust acquired an additional 2,769,419 shares of the Company's common stock. The shares owned by The Rubin Family Irrevocable Stock Trust as of the Date of the Event represented approximately 33.34% of the issued and outstanding common shares of the Company.

     The Rubin Family Irrevocable Stock Trust had sole power to vote and dispose of each of the 3,369,419 shares of the Company's common stock beneficially owned by The Rubin Family Irrevocable Stock Trust. In the sixty days prior to the date of this filing The Rubin Family Irrevocable Stock Trust did not engage in any transactions involving the Company's common stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Not applicable.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Date: September 4, 2003


                                        THE RUBIN FAMILY IRREVOCABLE STOCK TRUST


                                        By: /s/ Margery Rubin, Trustee
                                            -----------------------------
                                        Name: Margery Rubin
                                        Title: Trustee



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